Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Nine Months Ended September 30, 2016
(in millions)
Fixed Charges:
Interest cost and debt expense	$198
Interest allocable to rental expense (1)	5
Total	$203
Earnings:
Income before income tax expense (2)	$522
Income before income tax expense attributable to noncontrolling interests	(3)
Income before income tax expense attributable to redeemable noncontrolling interests	(1)
Equity in income of 50 percent or less owned affiliated companies	(29)
Dividends received from 50 percent or less owned affiliated companies (3)	15
Fixed charges	203
Interest capitalized	(80)
Amortization of previously capitalized interest	3
Total	$630

Ratio of Earnings to Fixed Charges	3.1

(1)	Represents one-third of the total operating lease rental expense which is the portion deemed to be interest.

(2)	Represents income before income tax expense for all consolidated entities.

(3)	Represents dividends received from equity-method investments.